UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


[ ] Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).


1. Name and Address of Reporting Person

Coastal Capital Partners, Inc.
101 Morgan Lane, Suite 180
Plainsboro, New Jersey  08536

2. Issuer Name and Ticker or Trading Symbol

   Silver Assets, Inc. (formerly known as Belcor Inc.)--(CILV)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

   10/98

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (x) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)

   (x) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.     |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect      |
                           | Transaction  |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership    |
                           |       |      |                                  |  Beneficially     |(D)or |                          |
                           |       |    | |                  | A/|           |  Owned at         |Indir |                          |
                           | Date  |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                          |
___________________________________________________________________________________________________________________________________|
-----------------------------------------------------------------------------------------------------------------------------------|
Silver Assets, Inc.        |       |    | |                  |   |           |                   |      |                          |
Common Stock,              |10/26/ |J(1)| | 26,639,482       |A  |  $0.11(2) | 50,114,423        |  I   | By limited partnership   |
$0.001 par value           |98     |    | |                  |   |           |                   |      |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |       |    | |                  |   |           |                   |      |                          |
                           |       |    | |                  |   |           |                   |      |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |       |    | |                  |   |           |                   |      |                          |
                           |       |    | |                  |   |           |                   |      |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|



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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |       |       |Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | | (A)   | (D)   |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|       |       |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Warrants to buy shares|$0.15(3)|9/22/| P  | |10,000,|       |9/22/|9/22/| Common  |10,000,000|$0.008 |10,000,000  | I | By Limited |
of Silver Assets, Inc.|        | 98  |    | |   000 |       |  98 | 01  |  Stock  |          |   (3) |            |   | Partnership|
Common Stock,         |        |     |    | |       |       |     |     |         |          |       |            |   |            |
$0.001 par value      |        |     |    | |       |       |     |     |         |          |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |       |       |     |     |         |          |       |            |   |            |
                      |        |     |    | |       |       |     |     |         |          |       |            |   |            |
                      |        |     |    | |       |       |     |     |         |          |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:

(1) Private placement whereby Coastal Capital Partners, L.P. ("Coastal") acquired shares of the common stock of Silver Assets, Inc. ("Silver Assets Stock") as part of an agreement to allow Coastal to purchase Silver Assets Stock at $0.11 per share, the proceeds of which were used by Silver Assets, Inc. to repay all of its outstanding notes and advances, including accrued interest, totalling $2,930,343.00, payable to Coastal.

(2) The $0.11 per share price was based on a fairness opinion received from independent investment advisors.

(3) The $0.15 per share exercise price and the $0.008 per share purchase price were both based on a fairness opinion received from independent investment advisors.

/s/ Theresa C. Morris                                  November 10, 1998
--------------------------------                       -----------------
**Signature of Reporting Person                               Date
Coastal Capital Partners, Inc.
By:  Theresa C. Morris

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